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                                   Exhibit 99.(a)(8)




                                   SUPPLEMENT TO THE
                                  OFFER TO PURCHASE
                                     UP TO 17,200
                                         UNITS
                                          in

  BOSTON FINANCIAL QUALIFIED HOUSING TAX CREDITS L.P. V, A LIMITED PARTNERSHIP
                                         for
                             $675.00 NET PER UNIT IN CASH
                                          by

                         OLDHAM INSTITUTIONAL TAX CREDITS LLC



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THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL EXPIRE AT 12:00 MIDNIGHT,
EASTERN TIME, ON SEPTEMBER 8, 1997, UNLESS EXTENDED.
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    Oldham Institutional Tax Credits LLC, a Massachusetts limited liability company (the "Purchaser") hereby supplements and amends its offer to purchase up to 17,200 of the issued and outstanding Units ("Units") of limited partnership interests ("Limited Partnership Interests") in Boston Financial Qualified Housing Tax Credits L.P. V, A Limited Partnership, a Massachusetts limited partnership (the "Partnership"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 24, 1997, the Supplement dated August 18, 1997, this Supplement and the related Letter of Transmittal, as each may be amended from time to time. Capitalized terms used but not otherwise defined in this Supplement shall have the meaning ascribed to them in the Offer to Purchase.

    To the Limited Partners of Boston Financial Qualified Housing Tax Credits L.P. V, A Limited Partnership:


                                     INTRODUCTION

    The Introduction to the Offer to Purchase is hereby supplemented and amended as follows:

    The Purchaser hereby supplements and amends its Offer to increase the Purchase Price to $675.00 per Unit, net to the seller in cash (the "Purchase Price"), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 24, 1997, the Supplement dated August 18, 1997, this Supplement and the related Letter of Transmittal, as each may be supplemented, modified or amended from time to time (which together constitute the "Offer"). The Purchaser is also hereby supplementing its Offer to

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extend the expiration date of the offer to 12:00 Midnight, Eastern time, on
September 8, 1997, unless extended.

    The thirteenth bullet paragraph under the subtitle "FACTORS TO BE CONSIDERED BY LIMITED PARTNERS.", which referred to the difference in purchase prices when the Everest offer was at $600 per Unit is hereby deleted

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    THE PURCHASE PRICE HAS BEEN INCREASED TO $675.00 PER UNIT.  LIMITED
PARTNERS WHO HAVE ALREADY TENDERED THEIR UNITS TO THE PURCHASER WILL AUTOMATICALLY RECEIVE THE INCREASED PURCHASE PRICE WITHOUT TAKING ANY FURTHER ACTION.
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                                   THE TENDER OFFER

    1.   TERMS OF THE OFFER.

    Section 1 of the Offer to Purchase is hereby amended and supplemented to reflect the extension of the expiration date of the Offer. The term "Expiration Date" shall mean 12:00 midnight, Eastern time, on September 8, 1997, unless the Purchaser, in its sole discretion, shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by the Purchaser, will expire.

     3. PROCEDURE FOR TENDERING UNITS.

     To reflect the assignment of the benefits to be derived from the Units after August 31, 1997, notwithstanding the extension of the Expiration Date of the Offer, beyond such date Section 3 of the Offer to Purchase is hereby amended by replacing the second paragraph under the sub-caption "APPOINTMENT AS PROXY; POWER OF ATTORNEY" with the following:

     In addition, pursuant to such appointment as attorneys-in-fact, the Purchaser and its designees each will have the power, among other things, (i) to seek to transfer ownership of such Units on the books and records of the Partnership (and execute and deliver any accompanying evidences of transfer and authenticity any of them may deem necessary or appropriate in connection therewith, including, without limitation, any documents or instruments required to be executed under the Partnership Agreement or a "Transferor's (Seller's) Application for Transfer" created by the NASD, if required), (ii) to be allocated all Low-Income Housing Credits and tax losses and to receive any and all distributions made by the Partnership after August 31, 1997, and to receive all benefits and otherwise exercise all rights of beneficial ownership of such Units in accordance with the terms of the Offer, (iii) to execute and deliver to the Partnership and/or the General Partner (as the case may be) a change of address form instructing the Partnership to send any and all future distributions to which the Purchaser is entitled pursuant to the terms of the Offer in respect to tendered Units to the address specified in such form, and (iv) to endorse any check payable to or upon the order of such Limited Partner representing a distribution, if any, to which the Purchaser is entitled pursuant to the terms of the Offer, in each case on behalf of the tendering Limited Partner.

     In addition, Section 3 of the Offer to Purchase is also hereby amended by replacing the paragraph under the sub-caption "Assignment of Entire Interest in the Partnership" with the following:

     ASSIGNMENT OF ENTIRE INTEREST IN THE PARTNERSHIP. By executing and delivering the Letter of Transmittal, a tendering Limited Partner irrevocably assigns to the Purchaser and its assigns all of the, direct and indirect, right, title and interest of such Limited Partner in the Partnership with respect to the Units tendered and purchased pursuant to the Offer, including, without limitation, such Limited Partner's right, title and interest in and to any and all Low-Income Housing Credits and tax losses and any and all distributions made by the Partnership after August 31, 1997, in respect of the Units tendered by such Limited Partner and accepted for payment by the Purchaser, regardless of the fact that the Partnership Agreement provides that transfers are effective on the first day of the fiscal quarter following the fiscal quarter in which the transfer occurs. The Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to any third party, the right to purchase Units tendered pursuant to the Offer, together with its rights under the Letter of Transmittal, but any such transfer or assignment will not relieve the assigning party of its obligations under the Offer or prejudice the rights of tendering Limited Partners to receive payment for Units validly tendered and accepted for payment pursuant to the Offer.

    6.   CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

    Section 6 in the Offer to Purchase is hereby amended and supplemented to reflect the increase in the Purchase Price. The paragraph contained in such section under the subtitle "CONSEQUENCES TO TENDERING LIMITED PARTNERS", which states in dollar amounts the long term capital gain and certain other expected tax effects of accepting the Offer is replaced with the following:

    A Limited Partner who acquired his or her Units pursuant to the original offering of Units by the Partnership is expected to recognize a long-term capital gain of approximately $211 per Unit in connection with a sale pursuant to this Offer. This would result in a tax liability of approximately $42 per Unit based on a 20% tax rate. Additionally, if such Limited Partner was unable to utilize his share of previously allocated tax losses of approximately $493 per Unit as a result of the passive activity limitations discussed above and such Limited Partner sells all of his Units, such losses will no longer be subject to the passive activity restrictions and will be available to offset taxable income of the Limited Partner from any source. Under these circumstances, assuming a 35% marginal tax rate, a sale pursuant to the Offer could generate net tax savings for a Limited Partner of approximately $130 per Unit from the transaction.

    12.  SOURCE OF FUNDS.

    Section 12 of the Offer to Purchase is hereby amended to reflect the higher purchase price. Accordingly, the first sentence of that section is revised to read as follows:

    The Purchaser expects that an aggregate of approximately $11,610,000 (exclusive of fees and expenses) will be required to purchase the Units sought pursuant to the Offer, if tendered.

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    13.   PURCHASE PRICE CONSIDERATIONS.

    Section 13 in the Offer to Purchaser is hereby supplemented as follows:

    The Purchaser has increased the Purchase Price to $675.00 net per Unit. The Purchaser considered the trading prices for the Units in the secondary market during the twelve-month period ended June 30, 1997 and the estimated present value of the expected remaining Low-Income Housing Credits in setting the original offer price. The Purchaser has re-priced this Offer in response to the change in market conditions caused by the competing public tender offer that has been commenced on the Partnership by Everest Properties, LLC and/or its affiliates (collectively "Everest") and the increase in the Everest purchase price to $675.00 per Unit on August 20, 1997.

                                     ************

     For your convenience, we have included herewith another copy of the Letter of Transmittal. For Units to be validly tendered pursuant to the Offer, a Letter of Transmittal, properly completed and duly executed, together with any other documents required by the Letter of Transmittal, must be received by the Administrative Agent/Depositary at its address on the back cover page of the Offer to Purchase on or prior to the Expiration Date. HOWEVER, LIMITED PARTNERS WHO HAVE ALREADY TENDERED THEIR UNITS TO THE PURCHASER WILL AUTOMATICALLY RECEIVE THE INCREASED PURCHASE PRICE WITHOUT TAKING ANY FURTHER ACTION.

                                  Oldham Institutional Tax Credits
                                  LLC

August 25, 1997